Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

PRELIMINARY FINANCIAL PERFORMANCE

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025 AND DATE OF BOARD MEETING

This announcement is made by MINISO Group Holding Limited (the “Company”, and together with its subsidiaries, the “Group”) in accordance with Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

The board (the “Board”) of directors (the “Directors”) of the Company wishes to announce that based on a preliminary review and assessment of the unaudited consolidated management accounts, the Group expects to record a revenue of approximately RMB21,440 million to RMB21,445 million for the fiscal year ended December 31, 2025 (“FY2025”), an increase of approximately 26% year over year. The Company estimates to record an operating profit of approximately RMB3,300 million to RMB3,305 million and adjusted operating profit of approximately RMB3,665 million to RMB3,675 million for FY2025. Adjusted operating profit is defined as operating profit for the period excluding equity-settled share-based payment expenses. This performance was primarily driven by continued enrichment of the product portfolio, improved brand recognition, and ongoing expansion and optimization of sales channels.

The Company also expects to record a profit for the year of approximately RMB1,320 million to RMB1,330 million for FY2025, as compared to RMB2,635 million for the fiscal year ended December 31, 2024. The decline was primarily attributable to the following factors: (i) based on latest public information disclosed by Yonghui Superstores Co., Ltd (永輝超市股份有限公司) (“Yonghui”), Yonghui expects to record a net loss of approximately RMB2.1 billion for FY2025, and the Company therefore expects to record approximately RMB740 million as share of loss from its investment in Yonghui. As Yonghui is still in the process of preparing and finalizing its results for FY2025, the above figures are preliminary estimates only and may differ from the final figures to be published by Yonghui and the Company respectively; (ii) approximately RMB230 million to RMB240 million of equity-settled share-based payment expenses in relation to share awards issued to the management and employees of TOP TOY in 2025 and approximately RMB150 million to RMB160 million of loss from change in carrying amount of redemption liabilities arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025; and (iii) approximately RMB192 million of interest expenses of which approximately RMB173 million is non-cash portion, in relation to the equity linked securities issued by the Company in January 2025 (the “Equity Linked Securities”). It should be noted that above-mentioned items are excluded from the calculation of non-IFRS financial measures. The Company estimates to record an adjusted net profit of the year of approximately RMB2,890 million to RMB2,900 million. We define adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives, interest expenses related to the Equity Linked Securities, interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, changes in the carrying amount of redemption liabilities arising from preferred shares, and share of loss of Yonghui, net of tax. Further details of the non-IFRS financial measures will be made available in the annual results announcement to be published by the Company.

Furthermore, the Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors on the latest business development of the Group. Based on a preliminary review of the sales figures for the first two months of 2026, the Company has continued to demonstrate positive business momentum. For the Chinese mainland market, our GMV for the MINISO brand grew by over 25% year over year, with same-store GMV recording at least high-single-digit growth year over year. In North America, GMV in the United States of MINISO brand grew by more than 50% year over year, with same-store GMV increasing by at least 20% year over year.

As the Company is still in the process of preparing and finalizing its results for FY2025, the information contained in this announcement is only based on the preliminary review and assessment of the unaudited consolidated management accounts and is not based on any financial data or other information that has been audited or reviewed by the Company’s independent auditor or the audit committee of the Board. The above data may therefore differ from the figures to be disclosed in the audited or unaudited consolidated financial statements to be published by the Company. Accordingly, the above figures are strictly for information only and not for any other purposes.

Shareholders and potential investors are advised not to place undue reliance on the information disclosed herein and to exercise caution when dealing in the securities of the Company. Any Shareholder or potential investor who is in doubt is advised to seek advice from professional advisers.

DATE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held on Tuesday, March 31, 2026, for the purpose of considering and approving, inter alias , (i) the unaudited financial results of the Company for the three months ended December 31, 2025 and its publication, (ii) the annual financial results of the Company for the year ended December 31, 2025 and its publication in accordance with the Listing Rules, and (iii) the declaration and payment of dividend, if any.

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, March 31, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed via the following methods:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/96682426410?pwd=oaoHL89u0ocUW6ysi327wsp64m2PYv.1

Meeting Number: 966 8242 6410

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 13, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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